                                                                       EXHIBIT 1



CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollar. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

     The Company's financial statements are presented in accordance with United States generally accepted accounting principles ("US GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

     Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I -- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE INCOME (LOSS)
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                  FOR THE THREE MONTHS
                                                   ENDED SEPTEMBER 30,
                                                ------------------------
                                                  2000            2001
                                                --------        --------
Net revenues                                    $ 90,538        $ 28,049
Cost of revenues                                 (63,202)        (50,021)
                                                --------        --------
Gross profit (loss)                               27,336         (21,972)
                                                --------        --------

Operating expenses:
  Selling, general and administrative             10,168           7,939
  Research and development                         4,078           3,816
  Others, net                                        41               28
                                                --------        --------
      Total operating expenses                    14,287          11,783
                                                --------        --------

Operating income (loss)                           13,049         (33,755)

Other income:
  Interest income, net                             2,684           1,161
  Foreign currency exchange gain (loss)              606            (562)
  Other non-operating income, net                    967             840
                                                --------        --------
      Total other income                           4,257           1,439
                                                --------        --------

Income (loss) before income taxes                 17,306         (32,316)
Income tax expense                                  (851)           (122)
                                                --------        --------
Net income (loss) before minority interest        16,455         (32,438)
Minority interest                                     --             139
                                                --------        --------
Net income (loss)                               $ 16,455        $(32,299)
                                                --------        --------

Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities.                             --              40
                                                --------        --------
Comprehensive income (loss)                     $ 16,455        $(32,259)
                                                ========        ========

Basic net income (loss) per ordinary share      $   0.02        $  (0.03)
Diluted net income (loss) per ordinary share    $   0.02        $  (0.03)

Basic net income (loss) per ADS                 $   0.17        $  (0.33)
Diluted net income (loss) per ADS               $   0.17        $  (0.33)

Ordinary shares (in thousands) used in per
 ordinary share calculation:
  - basic                                        984,774         989,608
  - effect of dilutive options                     7,200              --
                                                --------        --------
  - diluted                                      991,974         989,608
                                                ========        ========

ADS (in thousands) used in per ADS
 calculation:
  - basic                                         98,477          98,961
  - effect of dilutive options .                     720              --
                                                --------        --------
  - diluted                                       99,197          98,961
                                                ========        ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE INCOME (LOSS)
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                   FOR THE NINE MONTHS
                                                   ENDED SEPTEMBER 30,
                                                -------------------------
                                                   2000           2001
                                                ---------       ---------
Net revenues                                    $ 238,473       $ 111,943
Cost of revenues                                 (158,668)       (165,764)
                                                ---------       ---------
Gross profit (loss)                                79,805         (53,821)
                                                ---------       ---------
Operating expenses:
  Selling, general and administrative              29,847          28,633
  Research and development                         10,972          10,839
  Others, net                                        (192)            110
                                                ---------       ---------
      Total operating expenses                     40,627          39,582
                                                ---------       ---------

Operating income (loss)                            39,178         (93,403)

Other income:
  Interest income, net                              5,756           4,670
  Foreign currency exchange gain (loss)             1,068            (229)
  Other non-operating income, net.                  2,741           2,777
                                                ---------       ---------
      Total other income                            9,565           7,218
                                                ---------       ---------
Income (loss) before income taxes                  48,743         (86,185)
Income tax expense                                 (2,390)           (943)
                                                ---------       ---------
Net income (loss) before minority interest         46,353         (87,128)
Minority interest.                                     --             139
                                                ---------       ---------
Net income (loss)                               $  46,353       $ (86,989)
                                                ---------       ---------

Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities                               --             109
                                                ---------       ---------
Comprehensive income (loss)                     $  46,353       $ (86,880)
                                                =========       =========

Basic net income (loss) per ordinary share      $    0.05       $   (0.09)
Diluted net income (loss) per ordinary share    $    0.05       $   (0.09)

Basic net income (loss) per ADS                 $    0.49       $   (0.88)
Diluted net income (loss) per ADS               $    0.48       $   (0.88)

Ordinary shares (in thousands) used in per
 ordinary share calculation:
  - basic                                         955,160         988,889
  - effect of dilutive options                      7,894              --
                                                ---------       ---------
  - diluted                                       963,054         988,889
                                                =========       =========

ADS (in thousands) used in per ADS
 calculation:
  - basic                                          95,516          98,889
  - effect of dilutive options                        789              --
                                                ---------       ---------
  - diluted                                        96,305          98,889
                                                =========       =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2000 AND SEPTEMBER 30, 2001
                           IN THOUSANDS OF US DOLLARS

                                                DECEMBER 31,    SEPTEMBER 30,
                                                ------------    -------------
                                                    2000             2001
                                                ------------    -------------
ASSETS
Current assets:
  Cash and cash equivalents                       $141,733        $140,774
  Accounts receivable, net        .                 52,315          19,671
  Amounts due from ST and ST affiliates              8,727           2,003
  Short-term deposits with ST affiliates            10,000              --
  Other receivables               .                 18,989           8,731
  Inventories                                       14,793           7,097
  Marketable securities                             11,486           3,339
  Prepaid expenses                                  24,809          24,804
                                                  --------        --------
      Total current assets                         282,852         206,419
Property, plant and equipment, net                 380,934         368,760
Marketable securities                               10,420           7,695
Prepaid expenses                                    37,552          19,251
Goodwill                                                --           1,321
Other assets                                            --           2,577
                                                  --------        --------
      Total Assets                                $711,758        $606,023
                                                  ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt          $ 14,799        $ 14,673
  Short-term debt                                       --           6,380
  Accounts payable                                  13,956           9,700
  Amounts due to ST and ST affiliates                2,062           1,263
  Accrued operating expenses                        32,963          11,526
  Other payables                                    27,705          17,255
  Income taxes payable                               2,846           1,351
                                                  --------        --------
      Total current liabilities                     94,331          62,148
Other non-current liabilities                        2,631           3,860
Long-term debt, excluding current installments      29,599          14,673
                                                  --------        --------
      Total Liabilities                            126,561          80,681

Minority interests                                      --          25,437

Shareholders' Equity:
Share capital                                      159,461         159,954
Additional paid-in capital                         386,325         387,420
Accumulated other comprehensive loss                (9,731)         (9,622)
Retained earnings (deficit)                         49,142         (37,847)
                                                  --------        --------
      Total Shareholders' Equity                   585,197         499,905
                                                  --------        --------
      Total Liabilities and Shareholders'
       Equity                                     $711,758        $606,023
                                                  ========        ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                  FOR THE NINE MONTHS
                                                   ENDED SEPTEMBER 30,
                                               -------------------------
                                                  2000            2001
                                               ---------        --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                              $  46,353        $(86,989)
Adjustments to reconcile net income (loss)
 to net cash provided by operating
 activities:
  Depreciation and amortization                   51,706          74,915
  Loss (gain) on sale of property, plant
   and equipment                                    (195)            111
  Exchange loss                                    3,633             218
  Minority interest in loss in subsidiary             --            (139)
  Others                                             678            (575)

Changes in operating working capital:
  Accounts receivable                            (28,780)         33,114
  Amounts due from ST and ST affiliates            1,417           6,724
  Inventories                                     (4,362)          7,696
  Other receivables and prepaid expenses           6,800          29,915
  Accounts payable                                 5,726          (4,977)
  Amounts due to ST and ST affiliates             (3,088)           (799)
  Accrued operating expenses and other
   payables                                        1,904         (23,170)
                                               ---------        --------
Net cash provided by operating activities         81,792          36,044
                                               ---------        --------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of
 marketable securities                                --          20,181
Purchases of marketable securities               (20,095)         (8,743)
Proceeds from maturity of short-term
  deposits                                            --          10,000
Acquisition of subsidiary, net of cash
 acquired                                             --           1,835
Purchases of property, plant and equipment      (240,320)        (45,789)
Proceeds from sale of property, plant and
 equipment                                         5,978           2,186
                                               ---------        --------
Net cash used in investing activities           (254,437)        (20,330)
                                               ---------        --------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                     (60,000)         (2,443)
Repayment of long-term debt                       (7,468)        (14,711)
Proceeds from issuance of shares                 389,019             738
                                               ---------        --------
Net cash provided by (used in) financing
 activities                                      321,551         (16,416)
                                               ---------        --------

Net increase (decrease) in cash and cash
 equivalents                                     148,906            (702)
Effect of exchange rate changes on cash
 and cash equivalents                             (3,953)           (257)
Cash and cash equivalents at beginning of
 the period                                       16,568         141,733
                                               ---------        --------
Cash and cash equivalents at end of the
 period                                        $ 161,521        $140,774
                                               =========        ========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                     $   3,045        $  1,418
  Income taxes                                 $     461        $  2,971

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, Taiwan and Germany, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of September 30, 2001, we were 71.97% owned by Singapore Technologies Pte Ltd ("ST") and its affiliates.


2. BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with US GAAP and reflect normal recurring adjustments, which in the opinion of the management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


3. PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


4. USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended September 30, 2000 and September 30, 2001, the five largest customers collectively accounted for approximately 71.8% and 74.3% of revenues, respectively. During the nine-month periods ended September 30, 2000 and September 30, 2001, the five largest customers collectively accounted for approximately 71.7% and 66.6% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6. RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.


7.   INVENTORIES

     Inventories at December 31, 2000 and September 30, 2001 consist of (in thousands):

                                          DECEMBER 31,   SEPTEMBER 30,
                                              2000           2001
                                          ------------   -------------
Raw materials                               $12,047         $ 9,051
Factory supplies                              1,849           1,299
Work-in-progress                              2,501           1,841
Finished goods                                   40             243
                                            -------         -------
                                             16,437          12,434
Allowance for inventory obsolescence         (1,644)         (5,337)
                                            -------         -------
                                            $14,793         $ 7,097
                                            -------         -------


8.   ACQUISITION OF SUBSIDIARY

     On August 21, 2001 the Company acquired a 51% equity interest in Winstek Semiconductor Corporation ("Winstek"), a company incorporated in Taiwan. The Company subscribed to new shares issued by Winstek for a total consideration of approximately $28 million in cash. Goodwill arising from this acquisition amounted to $1.3 million. Goodwill will be reviewed annually for impairment in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, as discussed in note 11.

     Winstek's principal activity is the provision of semiconductor test services including wafer probe, final testing and drop shipment services.


9.   CONTINGENCY

     On February 20, 2001, Amkor Technology, Inc. ("Amkor") served a lawsuit against the Company and its subsidiary, ST Assembly Test Services, Inc. in the Eastern District of Texas, alleging patent infringement in respect of certain integrated circuit packages.

     The Company and Amkor had on September 7, 2001 announced that they had settled the lawsuit. Amkor granted the Company a non-exclusive licence to practise the Amkor MicroLead Frame(TM) (MLF(TM)) patents. The Company in turn agreed to provide Amkor a perpetual worldwide immunity from suits based on the Company's Quad Leadless Package (QLP(TM)) technology.

10.  SUBSEQUENT EVENT

     In October 2001, the Company incorporated a wholly-owned subsidiary, FastRamp Test Services, Inc. ("FastRamp"), in the United States of America, to provide high-end engineering and pre-production test service in Silicon Valley. FastRamp will operate out of a new built-to-suit 34,000 sq. ft facility in Milpitas, California in January 2002.


11.  RECENT PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies the criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was issued in August 2001. The Company is required to adopt the provisions of Statement No. 141 immediately and Statement No. 142 is effective January 1, 2002, except with respect to the accounting for goodwill and intangible assets acquired after June 30, 2001 which should be in accordance with this statement. Management believes that the adoption of Statements No. 141 and 142 will not have a material effect on the Company's financial position or results of operations.

     The FASB also issued Statement No. 143, Accounting for Asset Retirement Obligations, in June 2001 which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

     The Company will adopt the provisions of Statement No. 143 for the quarter ending March 31, 2003. Iit is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of". Statement No. 144 retains the fundamental provisions of Statement No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. Statement No. 144 addresses certain implementation issues related to Statement No. 121. This Statement also supersedes the accounting and reporting provisions of APB opinion No. 30, "Reporting the Results Of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. Statement No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Management does not believe it is practicable to estimate the impact of adopting Statement No. 144 at the date of this report.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULT OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                 SEPTEMBER 30,            SEPTEMBER 30,
                                               ------------------      -----------------
                                                2000        2001        2000       2001
                                               -----       ------      -----      ------
                                                 (AS A PERCENTAGE OF NET REVENUE)
Net revenues                                   100.0%       100.0%     100.0%      100.0%
Cost of revenues                               (69.8)      (178.3)     (66.5)     (148.1)
                                               -----       ------      -----      ------
Gross profit (loss)                             30.2        (78.3)      33.5       (48.1)
                                               -----       ------      -----      ------

Operating expenses:
  Selling, general and administrative           11.2         28.3       12.6        25.6
  Research and development                       4.5         13.6        4.6         9.7
  Others, net                                    0.0          0.1       (0.1)        0.1
                                               -----       ------      -----      ------
      Total operating expenses                  15.7         42.0       17.1        35.4
                                               -----       ------      -----      ------
Operating income (loss)                         14.5       (120.3)      16.4       (83.5)

Other income:
  Interest income, net                           3.0          4.1        2.4         4.2
  Foreign currency exchange gain (loss)          0.7         (2.0)       0.4        (0.2)
  Other non-operating income, net                1.1          3.0        1.1         2.5
                                               -----       ------      -----      ------
      Total other income                         4.8          5.1        3.9         6.5
                                               -----       ------      -----      ------

Income (loss) before income taxes               19.3       (115.2)      20.3       (77.0)
Income tax expense                              (0.9)        (0.4)      (1.0)       (0.8)
                                               -----       ------      -----      ------
Net income (loss) before minority interest      18.4       (115.6)      19.3       (77.8)
Minority interest                                0.0          0.5        0.0         0.1
                                               -----       ------      -----      ------
Net income (loss)                               18.4       (115.1)      19.3       (77.7)
                                               -----       ------      -----      ------

Other comprehensive income:
  Unrealised gain on available-for-sale
   Marketable securities                         0.0          0.1        0.0         0.1
                                               -----       ------      -----      ------
Comprehensive income (loss)                     18.4%      (115.0)%     19.3%      (77.6)%
                                               -----       ------      -----      ------


THREE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 2001

     NET REVENUES. Net revenues decreased by 69.0 % from $90.5 million in the three months ended September 30, 2000 to $28.0 million in the three months ended September 30, 2001. The decrease in net revenues was due primarily to the decrease in unit shipments in both assembly and test businesses and the decline in average selling prices. Net revenues from test services decreased by 66.6% from $41.0 million in the three months ended September 30, 2000 to $13.7 million in the three months ended September 30, 2001. Net revenues from assembly services decreased by 71.1% from $49.5 million in the three months ended September 30, 2000 to $14.3 million in the three months ended September 30, 2001.

     COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues decreased by 20.9% from $63.2 million in the three months ended September 30, 2000 to $50.0 million in the three months ended September 30, 2001. Cost of revenues as a percentage of sales increased by 108.5% from 69.8% in the three months ended September 30, 2000 to 178.3% in the three months ended September 30, 2001. The increase was due to the high level of fixed costs, primarily depreciation expense and equipment leasing costs arising from equipment additions in the year 2000.

     Depreciation expense and cost of leasing testers increased from $22.7 million, or 25.1% of net revenues in the three months ended September 30, 2000 to $29.1 million, or 103.7% of net revenues in the three months ended September 30, 2001.

     Gross loss in the current quarter was $22.0 million, or a gross margin of negative 78.3%, as compared to gross profit of $27.3 million, or a gross margin of 30.2%, in the same quarter a year ago. The gross loss in the current quarter was mainly attributable to substantially lower revenues and the high level of fixed costs, primarily depreciation expense and equipment leasing costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which include stock-based compensation decreased by 21.9% from $10.2 million in the three months ended September 30, 2000 to $7.9 million in the three months ended September 30, 2001. The decrease in selling, general and administrative expenses was a result of on-going cost reduction initiatives.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased by 6.4% from $4.1 million in the three months ended September 30, 2000 to $3.8 million in the three months ended September 30, 2001. This represents 4.5% of net revenues in the three months ended September 30, 2000 compared to 13.6% of net revenues in the three months ended September 30, 2001. These expenses were incurred principally to enhance the Company's advanced packaging technologies in support of our strategy of offering complete back-end turnkey services to our customers.

     NET INTEREST INCOME. Net interest income decreased by 56.7% from $2.7 million in the three months ended September 30, 2000 to $1.2 million in the three months ended September 30, 2001. Net interest income consisted of interest income of $3.1 million and interest expense of $0.4 million in the three months ended September 30, 2000 and interest income of $1.4 million and interest expense of $0.3 million in the three months ended September 30, 2001. The interest income was earned on our marketable debt securities and fixed term time deposits with financial institutions. The lower interest income earned in the current quarter is due primarily to the lower amount of excess cash available for investment in marketable debt securities and fixed term time deposits in the current quarter and the general decline in the interest rate environment. The interest expense was incurred on the loan from the Economic Development Board ("EDB") of Singapore.

     FOREIGN CURRENCY EXCHANGE GAIN (LOSS). We recognized an exchange gain of $0.6 million in the three months ended September 30, 2000 and an exchange loss of $0.6 million in the three months ended September 30, 2001 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

     OTHER NON-OPERATING INCOME. Other non-operating income decreased from $1.0 million in the three months ended September 30, 2000 to $0.8 million in the three months ended September 30, 2001.

     INCOME TAX EXPENSE. Income tax expense was $0.9 million and $0.1 million in the three months ended September 30, 2000 and September 30, 2001, respectively. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in fixed term time deposits and marketable debt securities. In the three months ended September 30, 2001 income tax expense is net of a $0.2 million deferred income tax benefit.

     The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with certain conditions. Income from non-pioneer activities is subject to income tax at the prevailing enacted rate of tax.

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 2001

     NET REVENUES. Net revenues decreased by 53.1% from $238.5 million in the nine months ended September 30, 2000 to $111.9 million in the nine months ended September 30, 2001. The decrease in net revenues was due primarily to the decrease in unit shipments in both assembly and test businesses and the decline in average selling prices. These were the result of severe weakness in the end markets served by our customers and the high level of excess inventories in the semiconductor industry. Net revenues from test services decreased by 53.1% from $110.3 million in the nine months ended September 30, 2000 to $51.7 million in the nine months ended September 30, 2001. Net revenues from assembly services decreased by 53.1% from $128.3 million in the nine months ended September 30, 2000 to $60.2 million in the nine months ended September 30, 2001.

     COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues increased by 4.5% from $158.7 million in the nine months ended September 30, 2000 to $165.8 million in the nine months ended September 30, 2001. Cost of revenues as a percentage of sales increased by 81.6% from 66.5% in the nine months ended September 30, 2000 to 148.1% in the nine months ended September 30, 2001. The increase was due to the high level of fixed costs, primarily depreciation expense and equipment leasing costs, a charge of $1.8 million relating to the early termination of equipment leases and a provision for inventory obsolescence of approximately $2.8 million. Depreciation expense and cost of leasing testers increased from $60.8 million in the nine months ended September 30, 2000 to $88.7 million in the nine months ended September 30, 2001. Additional equipment was acquired and placed into service progressively to meet the increased demand for assembly and test services during the year 2000. In the first quarter of this year, there was a charge of $1.8 million relating to the early termination of equipment leases. The inventory provision was taken for substrates and leadframes accumulated for loadings that did not materialize as a result of the downturn. These "end-of-life" substrates and leadframes are not expected to be usable as our customers no longer require those packages.

     Gross loss in the current nine-month period was $53.8 million, or a gross margin of negative 48.1%, as compared to gross profit of $79.8 million, or gross margin of 33.5%, in the same nine-month period a year ago. The gross loss in the current nine-month period was mainly attributable to substantially lower revenues, high level of fixed costs, primarily depreciation expense and equipment leasing costs, the charge of $1.8 million relating to the early termination of equipment leases and the provision for inventory obsolescence of approximately $2.8 million.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which include stock-based compensation decreased by 4.1% from $29.8 million in the nine months ended September 30, 2000 to $28.6 million in the nine months ended September 30, 2001. The decrease in selling, general and administrative expenses was a result of on-going cost reduction initiatives such as cutting management salaries, reducing headcount through attrition, enforcing mandatory vacation days and aggressively managing discretionary spending.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased by 1.2% from $11.0 million in the nine months ended September 30, 2000 to $10.8 million in the nine months ended September 30, 2001. This represents 4.6% of net revenues in the nine months ended September 30, 2000 compared to 9.7% of net revenues in the nine months ended September 30, 2001. These expenses were incurred principally to enhance the Company's advanced packaging technologies in support of our strategy of offering complete back-end turnkey services to our customers.

     NET INTEREST INCOME. Net interest income decreased by 18.9% from $5.8 million in the nine months ended September 30, 2000 to $4.7 million in the nine months ended September 30, 2001. Net interest income consisted of interest income of $7.8 million and interest expense of $2.0 million in the nine months ended September 30, 2000 and interest income of $5.7 million and interest expense of $1.0 million in the nine months ended September 30, 2001. The interest income was earned on our marketable debt securities and fixed term time deposits with financial institutions. The lower interest income earned in the current nine-month period is due primarily to the lower amount of excess cash available for investment in marketable debt securities and fixed term time deposits in the current nine-month period and the general decline in the interest rate environment. The lower interest expense in the current nine-month period resulted from the full repayment of two loans amounting in total to $60 million in February 2000 and the progressive repayments of the EDB loan on its repayment due dates.

     FOREIGN CURRENCY EXCHANGE GAIN. We recognized an exchange gain of $1.1 million and an exchange loss of $0.2 million in the nine months ended September 30, 2000 and September 30, 2001, respectively, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

     OTHER NON-OPERATING INCOME. Other non-operating income was $2.7 million in the nine months ended September 30, 2000 and $2.8 million in the nine months ended September 30, 2001.

     INCOME TAX EXPENSE. Income tax expense was $2.4 million and $0.9 million in the nine months ended September 30, 2000 and September 30, 2001, respectively. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in fixed term time deposits and marketable debt securities. In the current nine-month period, income tax expense is net of a $0.5 million deferred income tax benefit.

     The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with certain conditions. Income from non-pioneer activities is subject to income tax at the prevailing enacted rate of tax.


LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2001, our principal sources of liquidity included $140.8 million in cash and cash equivalents and $20.0 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees. Interest on any future borrowings under the unutilised facilities will be charged at the bank's prevailing rate.

     The borrowings as of September 30, 2001 of $35.7 million consist primarily of the balance outstanding on a Singapore dollar denominated loan from the EDB which we entered into on September 5, 1998 for a sum of S$90.0 million ($54.3 million). The loan is guaranteed by Singapore Technologies Pte Ltd. The loan bears interest, payable semi-annually, at 1% over the prevailing annual interest rate offered by the Central Provident Fund Board, a Singapore Government Statutory Board. The principal amount is repayable over seven equal semi-annual installments commencing from September 1, 2000 and ending on September 1, 2003. The prevailing annual loan interest rate at September 30, 2001 was 3.5%.

     The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case, without prior lender consent.

     Net cash provided by operating activities totaled $36.0 million for the nine months ended September 30, 2001 compared to $81.8 million for the nine months ended September 30, 2000. The net cash of $36.0 million generated from operating activities for the nine months ended September 30, 2001 was primarily due to positive working capital changes resulting mainly from timing of payments to suppliers and collection of accounts receivable during the current nine-month period. Net cash provided by operating activities in the three months ended September 30, 2001 is $0.1 million.

     Net cash used in investing activities totaled $20.3 million for the nine months ended September 30, 2001 and $254.4 million for the nine months ended September 30, 2000. The net cash used in investing activities of $20.3 million in the nine months ended September 30, 2001 consisted of capital expenditures of $45.8 million and purchases of marketable debt securities of $8.7 million. The net investment was reduced by receipts of $20.2 million from the maturity of marketable debt securities, $10.0 million from the maturity of short-term deposits, $1.8 million from the acquisition of Winstek Semiconductor Corporation and $2.2 million from the disposal of equipment. Capital expenditures were mainly for additions of peripherals, equipment upgrades and IT systems enhancements. The lower level of investment in capital equipment in the current nine-month period was due to the current downturn in the semiconductor industry. Our current budget for capital expenditures for the year 2001 is $66.9 million compared to $277 million a year ago. However, from time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

     Net cash used in financing activities totaled $16.4 million for the nine months ended September 30, 2001, compared to net cash provided by financing activities for the nine months ended September 30, 2000 of $321.6 million. The cash used in financing activities of $16.4 million for the nine months ended September 30, 2001 was mainly for the repayment of two installments due on the long-term EDB loan and the repayment of bank loans amounting to $2.4 million by a subsidiary. The substantial amount of cash generated by financing activities in the nine months ended September 30, 2000 consisted mainly of proceeds from our initial public offering in February 2000.


FOREIGN CURRENCY EXCHANGE EXPOSURE

     We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar and the Japanese yen, other than our functional currency, the U.S. dollar.

     We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our material foreign currency exposures through forward foreign currency swap contracts and options. We did not enter into any foreign currency swaps or options to hedge our currency exposures during the first nine months of 2001 as we did not believe that our foreign currency exposures were material during this period. We cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

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